      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

       AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2006

DUNDEE CORPORATION	2

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the management’s discussion and analysis, are the responsibility of and have been prepared by the management of Dundee Corporation.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, of necessity, include items that reflect the best estimates and judgement of management.  Financial information presented elsewhere in this document is consistent with that shown in the consolidated financial statements.

Management has developed and maintains a system of internal accounting controls that are designed to ensure that transactions are properly authorized and recorded as they occur and to provide reasonable assurance that the Company’s assets are protected from unauthorized use.  Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures in line with Canadian securities regulations.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee, which is comprised of four independent Directors, reviews the interim and annual consolidated financial statements and the management’s discussion and analysis and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include the monitoring of the Company’s system of internal control over financial reporting, including disclosure controls, and reviewing the qualifications, independence and performance of the external auditors.  The Audit Committee reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards.  The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related matters.

(signed)

(signed)

Ned Goodman

Joanne Ferstman

President and

Executive Vice President

Chief Executive Officer

Chief Financial Officer, and Secretary

Toronto, Canada

March 30, 2007

DUNDEE CORPORATION	3

Auditors’ Report

To the Shareholders of Dundee Corporation

We have audited the consolidated balance sheets of Dundee Corporation (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

March 30, 2007

DUNDEE CORPORATION	4

DUNDEE CORPORATION CONSOLIDATED BALANCE SHEETS

As at December 31, 2006 and 2005
(expressed in thousands of Canadian dollars)

	December 31, 2006	December 31, 2005
		(restated)
ASSETS		(note 21)
Cash and cash equivalents	$250,318	$403,739
Cash collateral, structured notes (note 16)	4,964	-
Securities owned, brokerage (note 3)	46,420	24,804
Securities owned, banking (note 4)	863,619	13,642
Accounts receivable	352,993	250,264
Client accounts and loans receivable (note 5)	431,981	365,146
Corporate investments (note 6)	475,501	380,973
Deferred sales commissions (note 7)	174,926	141,337
Capital, real estate and other assets (note 8)	506,679	336,116
Goodwill and other intangible assets (notes 2 and 9)	442,033	437,226
TOTAL ASSETS	$3,549,434	$2,353,247
LIABILITIES
Bank indebtedness (note 10)	$49,659	$33,169
Accounts payable and accrued liabilities	287,860	214,289
Securities sold short (note 3)	13,091	6,099
Client deposits and related liabilities (note 11)	1,201,033	413,380
Income taxes payable	53,972	27,410
Corporate debt (note 12)	424,156	473,100
Preference shares, series 1 (note 13)	141,902	-
Future income tax liabilities (note 18)	87,143	75,068
	2,258,816	1,242,515
NON-CONTROLLING INTEREST	471,313	386,012
SHAREHOLDERS' EQUITY
Share capital (notes 13 and 14)
Common shares	289,849	287,002
Contributed surplus (notes 14 and 15)	5,426	3,813
Retained earnings	525,525	436,607
Foreign currency translation adjustment	(1,495)	(2,702)
	819,305	724,720
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,549,434	$2,353,247

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 16)

Approved by the Board:

(signed) Ned Goodman

(signed) Garth A. C. MacRae

Director

Director

DUNDEE CORPORATION	5

DUNDEE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2006 and 2005 (expressed in thousands of Canadian dollars, except per share amounts)
	2006	2005
		(restated)
REVENUES		(note 21)
Management fees	$497,670	$322,020
Redemption fees	13,026	11,725
Financial services	372,706	321,575
Net banking interest	2,556	222
Real estate revenues	191,782	249,914
	1,077,740	905,456
Investment income (note 6)	37,511	28,205
	1,115,251	933,661
EXPENSES
Selling, general and administrative	338,478	277,674
Variable compensation	248,682	213,034
Trailer service fees	104,016	76,113
Operating costs, real estate	139,980	183,618
	831,156	750,439
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	284,095	183,222
Amortization of deferred sales commissions	54,392	43,898
Depreciation, depletion and amortization	35,074	15,450
Interest expense	32,546	21,010
OPERATING EARNINGS	162,083	102,864
Share of earnings of equity accounted investees (note 6)	86,994	17,524
Dilution gains	3,810	16,673
Investment provision	(12,041)	(2,094)
Unrealized loss on exchangeable debentures (note 12)	(19,554)	-
Income taxes (note 18)
Current	(74,142)	(24,223)
Future	(7,060)	(15,036)
	(81,202)	(39,259)
Non-controlling interest	(46,401)	(19,387)
NET EARNINGS FOR THE YEAR	$93,689	$76,321
EARNINGS PER SHARE
Basic	$3.74	$3.04
Diluted	$3.38	$2.89

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	6

DUNDEE CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

As at and for the years ended December 31, 2006 and 2005
(expressed in thousands of Canadian dollars)

				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total
Balance, December 31, 2004	$290,220	$2,253	$367,604	$(2,067)	$658,010
Restatement (note 21)	-	-	(2,289)	-	(2,289)
	290,220	2,253	365,315	(2,067)	655,721
Net earnings	-	-	76,321	-	76,321
Foreign currency translation adjustment	-	-	-	(635)	(635)
Issuance of Class A subordinate shares for cash	424	-	-	-	424
Issuance of Class A subordinate shares					-
for non-cash consideration	45	-	-	-	45
Stock based compensation	-	1,092	-	-	1,092
Issuance of deferred share units	-	468	-	-	468
Exercise of options	-	-	(249)	-	(249)
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,780)	-	(8,467)
Balance, December 31, 2005	287,002	3,813	436,607	(2,702)	724,720
Net earnings	-	-	93,689	-	93,689
Foreign currency translation adjustment	-	-	-	1,207	1,207
Issuance of Class A subordinate shares for cash	174	-	-	-	174
Issuance of Class A subordinate shares
for non-cash consideration	175	-	-	-	175
Stock based compensation	-	867	-	-	867
Issuance of deferred share units	-	831	-	-	831
Exercise of options	3,343	-	(3,088)	-	255
Cancellation of deferred share units	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(845)	-	(1,683)	-	(2,528)
Balance, December 31, 2006	$289,849	$5,426	$525,525	$(1,495)	$819,305

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	7

DUNDEE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005 (expressed in thousands of Canadian dollars)

	December 31, 2006	December 31, 2005
		(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		(note 21)
Net earnings for the year	$93,689	$76,321
Non-cash items in net earnings:
Depreciation, depletion and amortization	89,466	59,348
Net investment gains	(30,794)	(21,034)
Share of unremitted equity earnings	(86,994)	(17,524)
Dilution gains	(3,810)	(16,673)
Investment provision	12,041	2,094
Unrealized loss on exchangeable debentures	19,554	-
Future income taxes	7,060	15,036
Non-controlling interest	46,401	19,387
Other	9,613	9,037
	156,226	125,992
Changes in:
Cash collateral, structured notes	(4,964)	-
Accounts receivable	(111,877)	(29,801)
Accounts payable and accrued liabilities	72,558	22,995
Bank indebtedness	16,490	32,808
Income taxes payable	25,736	7,600
Brokerage securities owned and sold short, net	(874,272)	(18,559)
Client accounts and loans receivable, net of client deposits and related liabilities	720,818	57,208
Development of land, housing and condominium inventory	(44,421)	8,128
Other real estate working capital	(12,670)	(15,837)
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	(56,376)	190,534
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(13,442)	(57,342)
Investment in other real estate assets	(67,789)	(27,044)
Proceeds on sales of revenue properties	2,023	-
Sales commissions incurred on distribution of mutual funds	(87,981)	(75,323)
Proceeds from dispositions of corporate investments	32,399	71,158
Acquisitions of corporate investments	(53,917)	(86,452)
Acquisition of shares in subsidiary	-	(1,750)
Acquisition of shares from non-controlling interests	(1,000)	(1,000)
Cash disbursed in business combinations	(5,988)	9,757
Other	(35,497)	(35,226)
CASH USED IN INVESTING ACTIVITIES	(231,192)	(203,222)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares, series 1, net of costs (note 13)	145,261	-
Issuance of exchangeable debentures, net of deferred costs on issue	-	95,000
Issuance of shares in subsidiaries to non-controlling shareholders	20,171	(5,054)
Redemption of debentures due September 2007	(150,000)	82,566
Change in real estate debt	98,937	28,787
Change in corporate debt	24,364	54,785
Issuance of Class A subordinate shares, net of issue costs	3,517	424
Acquisition of Class A subordinate shares, net of costs	(2,528)	(8,467)
Cancellation of shares in subsidiary	(784)	(4,511)
Dividends paid by subsidiaries to non-controlling shareholders	(4,791)	(2,601)
CASH PROVIDED FROM FINANCING ACTIVITIES	134,147	240,929
NET (DECREASE) INCREASE IN CASH DURING THE YEAR	(153,421)	228,241
Cash and cash equivalents, beginning of year	403,739	175,498
CASH AND CASH EQUIVALENTS, END OF YEAR	$250,318	$403,739
Cash flows from operating activities include the following:
Interest paid	$46,351	$22,994
Taxes paid	$49,521	$24,036

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	8

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”) is a holding company dedicated to wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) and through Dundee Wealth’s wholly owned subsidiary, Dundee Wealth BHC (note 2), the holding company of Dundee Bank of Canada (formerly Dundee Wealth Bank).  Dundee Wealth also provides wealth management activities internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company’s 78% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), which operates a land and housing business in Canada and the United States.  Real estate operations also include a 20% interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.  Resource activities are carried out through Dundee Resources Ltd., (“Dundee Resources”), a wholly owned subsidiary.  Dundee Corporation also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors.  The Company trades on The Toronto Stock Exchange (“TSX”) (TSX – DC.A).

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary as well as the Company’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates.  The Company’s major operating subsidiaries include:

	Year Ended December 31, 2006		Year Ended December 31, 2005
	Opening	Ending	Opening	Ending
	Ownership	Ownership	Ownership	Ownership
Dundee Wealth	63%	62%	67%	63%
Dundee Realty	86%	78%	86%	86%
Eurogas Corporation	52%	51%	51%	52%

All intercompany transactions have been eliminated in these consolidated financial statements.  The non-controlling interests in the net book value of subsidiaries and in their net earnings are included as separate line items in the consolidated balance sheets and consolidated statements of operations, respectively.

Acquisitions

The Company accounts for business acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values as at the date of purchase, including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase

DUNDEE CORPORATION	9

(“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill arising on acquisitions is allocated to business segments and tested at least annually for impairment.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of acquisition.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents may include short-term financial instruments and investments in money market mutual fund products, which are highly liquid and immediately exchangeable into known amounts of cash.

Securities Owned, Brokerage and Securities Sold Short

Securities owned, brokerage and securities sold short consist of trading securities of the brokerage business.

Trading securities are intended to be held for a short period of time and are stated at market values at the consolidated balance sheet dates, with realized and unrealized gains and losses being included in consolidated net earnings.  Market value is based on quoted market prices where available, or, for non-listed securities, market value is based on management’s estimate.

Securities Owned, Banking

Securities of the banking business may include debt and equity securities that, as part of asset/liability management, are either held for liquidity or longer-term investment.  Debt securities are carried at amortized cost with premiums and discounts being amortized over the period to maturity in consolidated net earnings.  Equity securities are carried at cost and accounted for in a manner similar to that of corporate investments as further detailed below.

Derivative Financial Instruments

The Company and its subsidiaries may utilize derivative financial instruments for trading purposes, to manage financial risks, including interest rate, commodity and foreign exchange risks and for asset/liability management in the Company’s banking subsidiary.

Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements.  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the Company’s consolidated balance sheet or to specific firm commitments or forecasted transactions.  The Company also assesses whether the derivatives that are used in the hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items, both at the hedge’s inception and on an ongoing basis.

Income and expenses on derivative instruments designated as qualified hedges are recognized in consolidated net earnings in the same period as the related hedged item.

If a designated hedge is no longer effective or if the derivative financial instrument is not designed as a hedge at inception, the derivative is carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in net earnings in the period incurred.

DUNDEE CORPORATION	10

Client Accounts

Client accounts receivable include both clients’ trading accounts and brokers’ and dealers’ trading accounts in the Company’s brokerage subsidiary as well as loans and mortgages extended by the Company’s banking operations.  Client deposits and related liabilities include cash balances of clients in banking products, including investments in the Bank’s Investment Savings Account and client cash or trading balances in Dundee Wealth’s brokerage subsidiary.

In accordance with brokerage industry practice, client transactions are entered into on either a cash or a margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, the Company’s brokerage subsidiary may extend credit to a client to purchase securities, and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  The Company’s brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Loans and mortgages are stated net of an allowance for credit losses.  Interest income is accounted for on the accrual basis, except for loans and mortgages classified as impaired.

A mortgage is classified as impaired when, in management's opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.  Mortgages that are contractually past due 90 days are automatically classified as impaired, except in certain circumstances.  All mortgages are classified as impaired when interest or principal is past due 180 days, except for mortgages guaranteed or insured by an insurer such as Canada Mortgage and Housing Corporation, the provinces or a Canadian governmental agency, which are classified as impaired when interest and principal is contractually 365 days in arrears.

When mortgages or loans are classified as impaired, recognition of interest ceases and is generally only returned to accrual status when all delinquent principal and interest payments are made current.

Allowance for Credit Losses

The Company maintains an allowance for credit losses which management considers adequate to absorb all credit-related losses in the Company’s portfolio of loans and mortgages.  The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis.

Corporate Investments

Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over that investee.  However, in certain circumstances, the Company may exert significant influence through majority representation on the investee’s board of directors or by other day-to-day participation in operations.

Corporate investments that are not subject to significant influence are accounted for using the cost method.  Changes in global market conditions, including changes in interest rates, may directly affect the value of securities.  An investment, including an equity-accounted investment, is written down to reflect a decrease in the underlying net realizable value if, in the opinion of management, such a decrease is other than temporary. Corporate investments may include investments in mutual funds and other investment products which are managed by subsidiaries of Dundee Wealth.

DUNDEE CORPORATION	11

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to financial advisors on the sale of investment management products sold on a deferred sales charge basis and commissions paid to financial advisors and mortgage brokers on the distribution of deposit and mortgage products.

Commencing in the month they are paid, commissions paid on investment management products are amortized on a straight-line basis over a five-year period.  Commissions paid on the distribution of deposit and mortgage products are amortized on a straight-line basis over the term of the respective deposit or mortgage product, commencing in the month of the distribution.

Capital, Real Estate and Other Assets

Real Estate Assets

Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project.  Land held for development is stated at the lower of cost and the net recoverable amount.

Capitalized costs on land and on housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use.  These expenditures include interest on debt that is related to these assets.  Ancillary earnings related specifically to such assets during the development period are treated as a reduction of capitalized costs.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and any impairment charges.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres.  Impairment in respect of these expenditures is recognized when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future cash flows based on estimated future commodity prices.  If impairment is recognized, the amount of the impairment is determined as the excess of the carrying amount over the fair value.  Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest.  Both proven and probable reserves are used in estimating fair value.  This cost centre impairment test is conducted as at each annual balance sheet date.

The present value of expected future abandonment and reclamation costs is recorded at the time the obligation is incurred.  Actual reclamation and abandonment costs incurred are charged against the amount calculated, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

DUNDEE CORPORATION	12

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 10% to 40%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund, deferred financing costs, deferred trademark costs, deferred banking start-up costs and intellectual property acquired in business combinations which are amortized on a straight-line basis over various terms ranging from five to 15 years.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with an indefinite life, including investment management contracts and the Company’s bank license are not amortized but are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.

Intangible assets identified as funds under administration and client relationships are amortized on a straight-line basis over 15 years and five years, respectively.

Revenue Recognition

Wealth Management

Management fees are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis.  The Company may also earn performance fees from certain of these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until the amounts can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenue are recorded in the consolidated financial statements on a trade-date basis.  Interest earned from or paid to client accounts and from securities owned, brokerage; securities owned, banking; or brokerage securities sold short is recognized on a net accrual basis as earned and has been included in financial services or net banking interest revenue.

Securities owned, brokerage and securities sold short classified as part of the trading portfolio are stated at market value determined using quoted prices, when available, and management’s estimate of value for non-quoted securities.  Both realized and unrealized gains and losses from securities owned and securities sold short are included in the determination of net earnings.

Interest from loans and mortgages are recognized on an accrual basis.  Loan fees are recognized in earnings over the appropriate lending or commitment period.  Mortgage prepayment fees are recognized in earnings when received.

Investment Income

Investment income includes interest and dividend income from corporate investments carried at cost which are recognized as earned, as well as realized investment gains or losses in respect of the Company’s other assets.

DUNDEE CORPORATION	13

Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received and the collectibility of the remaining proceeds is reasonably assured.  Revenue from housing projects is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured.  Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to require a refund, sales prices are collectible and proceeds and costs can be estimated.  If all these conditions have not been met, revenue is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured.  Revenue from real estate revenue properties include base rents and recoveries of operating costs.  The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term.  All other real estate revenue, including management fees, is recognized when earned with the exception of season passes to ski resort properties which are deferred and amortized over the ski season.

Oil and Gas Sales, Net of Royalties

Revenue from oil and gas sales are recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Dilution Gains

Consolidation of subsidiaries and the application of the equity method of accounting may result in a dilution gain or loss if the Company’s interest in its subsidiary or equity accounted investee is reduced, either by a disposition or by the issuance of shares in the investment to an external party.  Dilution gains and losses in respect of consolidated investments are separately reported in the statement of operations.  Dilution gains and losses in respect of equity accounted investments are included in the Company’s share of earnings of equity accounted investees.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.  A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Foreign Currency Translation

The Company’s foreign real estate subsidiaries are considered financially self-sustaining and operationally independent.  Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates.  Revenues and expenses are translated at the average rate for the reporting periods.  Translation gains and losses are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of all other foreign subsidiaries which are considered integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.  Translation gains or losses are included in the determination of net earnings.

DUNDEE CORPORATION	14

Stock Based Compensation

The Company and its subsidiaries may issue stock based compensation to directors, financial advisors, employees and consultants under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based compensation.  The value of stock based compensation, as at the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus.  When stock options are exercised, the proceeds received, together with the amount in contributed surplus, are added to common share capital.  No expense is recognized for stock based compensation granted before January 1, 2003, and at the time these options are exercised, the amount received is recorded as common share capital.

The Company’s contributions under its employee share purchase plans are expensed as incurred.

Earnings per Share

Basic earnings per share is computed by dividing the net earnings for the year, adjusted for cumulative dividends on preference shares, by the weighted average number of Class A subordinate voting shares (“Subordinate Shares”) and Class B common shares ("Class B Shares") outstanding during the year (2006 – 25,061,086; 2005 - 25,115,707).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding share incentive arrangements by applying the treasury stock method and by reflecting the dilutive effect of convertible preference shares.  The weighted average number of shares outstanding during 2006, calculated on a diluted basis is 25,988,888 (2005 – 25,859,192).

Reclassification of 2005 Amounts

The Company reclassified the future income taxes on its intangible assets from investment management contracts, customer relationships and funds under administration to goodwill in the Company’s consolidated balance sheets.  The reclassification had no impact on earnings from operations.  Similarly, other prior year amounts have been reclassified to conform to the basis of presentation adopted for 2006.

2.

BUSINESS COMBINATIONS

Reorganizations and Business Combinations Completed in 2006

Wealth Management

Reorganization of Dundee Wealth BHC

On November 3, 2006, Dundee Wealth acquired a 100% interest in Dundee Wealth BHC from its parent, Dundee Corporation.  Accordingly, the earnings of Dundee Wealth BHC are subject to non-controlling interest from that date.

B. Comm Financial MGA Inc. (“B. Comm”)

On August 31, 2006, a subsidiary of Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of B. Comm, a company engaged primarily in providing insurance services to insurance brokerages.  During 2006, Dundee Wealth’s subsidiary paid cash of $3,249,000 and agreed to pay a further $1,083,000 to the former shareholders, subject to their meeting certain criteria, including revenue-related criteria, within three years from the date of the transaction.  The subsidiary of Dundee Wealth has assumed this contingent consideration will be payable and has reflected this in the aggregate purchase price, resulting in an allocation of $4,151,000, to customer relationships which have been included with “goodwill and other intangible assets” (note 9) on the Company’s consolidated balance sheet.  Customer relationships are amortized over their estimated life of five years.  The Company

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has recorded a future income tax liability of $1,256,000 in respect of this acquisition, with a corresponding increase in goodwill.

Harrington Lane Inc. (“Harrington”)

On February 28, 2006, Dundee Wealth acquired all of the outstanding shares of Harrington, a professional advisory company.  Dundee Wealth paid cash of $2,000,000 and issued 350,000 common shares with a stated value of $3,763,000 to the former principal shareholders of Harrington, who have committed themselves to Dundee Wealth under employment contracts.  These common shares are being held in escrow and will be released to the former shareholders of Harrington subject to certain conditions of employment, over the next five years.  The aggregate purchase price of $5,763,000 has been deferred and will be charged as a period expense over a five-year period.

Central Ontario Financial Group Inc. (“COFG”)

Effective January 1, 2006, a subsidiary of Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of COFG, a company engaged in the sale of insurance-related products.  During 2006, the subsidiary of Dundee Wealth paid cash of $2,083,000 and agreed to pay a further $417,000 in cash to the former shareholders, subject to their meeting certain revenue-related criteria, within three years from the date of the transaction.  The aggregate purchase price of $2,500,000 has been allocated to customer relationships which have been included in “goodwill and other intangible assets” (note 9) on the Company’s consolidated balance sheet.  Customer relationships are amortized over their estimated life of five years.  The Company has recorded a future income tax liability of $742,000 in respect of this acquisition, with a corresponding increase in goodwill.

Real Estate

Restructuring of Dundee Realty Corporation (“Dundee Realty”)

On June 19, 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, amongst other things, the Company exchanged certain of its holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares of Dundee Realty at an aggregate exercise price of $1,680,000.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.  Included in net earnings for the year ended December 31, 2006 is a dilution loss of $6,956,000 in respect of these transactions.

On July 31, 2006, Dundee Realty completed a series of further transactions that resulted in a substantial portion of the Company’s interest in Dundee REIT being separated from Dundee Realty and transferred into a new, wholly owned subsidiary of the Company.  In addition, as part of the restructuring, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from approximately 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.

Disposition of Interest in Dundee Management Limited Partnership

On May 12, 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company to Dundee REIT.  Previously, Dundee REIT held a 50% interest in DMLP.  In consideration, the Company received 450,000 limited partnership units of Dundee Properties Limited Partnership (“DPLP”), which may be converted, at the Company’s option, to units of Dundee REIT on a one-for-one basis.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of DPLP, which may be delivered to Dundee Realty on June 30, 2007 subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP on or before June 30, 2007.

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During 2006, the Company recognized proceeds of disposition of $14,497,000 including the value of the 450,000 DPLP units delivered at closing and an additional 55,326 DPLP units earned pursuant to the price adjustment.

DMLP and Dundee Realty have agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty for an additional five years to June 30, 2013.

Reorganizations and Business Combinations Completed in 2005

Wealth Management

Acquisition of KL Nova Financial Ltd. (“KL Nova”)

On November 28, 2005, Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of KL Nova, a company formed to participate in Canadian capital markets including the creation and development of investment products using structured finance and alternative asset management.  Dundee Wealth issued preference shares with a value of $10,000,000 at closing.  In addition, Dundee Wealth issued common shares from its treasury with a value of $13,650,000 to the shareholders of KL Nova who became employees of Dundee Wealth.  The common shares of Dundee Wealth issued pursuant to the acquisition have been placed in escrow and will be released, subject to certain conditions, over the next five years.  Dundee Wealth apportioned 50% of the value to intellectual property, which will be expensed as amortization over the five-year escrow period.  The balance of the share-based amount is being charged as a period expense over the five-year vesting period.

Real Estate

Acquisition of Revenue Properties

On May 18, 2005, Dundee Realty completed the acquisition of four multi-unit residential apartment buildings in Toronto, Ontario for $47,703,000 (note 23).  In addition, on July 20, 2005, Dundee Realty acquired a 33% interest in the Bear Valley Ski Resort and adjacent lands in California for $1,345,000.  The following table details the allocation of the aggregate purchase price for the acquisition of these properties to the assets acquired.

Land	$8,792
Buildings	39,068
Other assets	1,188
$49,048
Aggregate consideration paid:
Cash	$49,048
$49,048

3.

SECURITIES OWNED, BROKERAGE AND SECURITIES SOLD SHORT

		2006		2005
	Securities	Securities	Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$22,607	$8,614	$12,064	$2,740
Equities and convertible debentures	23,813	4,477	12,740	3,359
	$46,420	$13,091	$24,804	$6,099

Bond maturities range from 2007 to 2053 (2005 – from 2006 to 2053) and have annual interest yields ranging from 0% to 11.4% (2005 – 0% to 11.4%).

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From time to time, the Company’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

At December 31, 2006, the Company’s brokerage subsidiary held foreign exchange forward contracts with a notional amount of $17,890,000 (2005 – $7,276,000) to manage its foreign exchange exposure.  Foreign exchange forward contract maturities are short-term in nature and range from 30 days to one year (2005 – 30 days to one year).  The principles of hedge accounting were not applied for these specific foreign exchange forward contracts and therefore, fluctuations in foreign exchange rates may impact our operating results.

4.

SECURITIES OWNED, BANKING

	2006	2005
Securities issued or guaranteed by the Government of Canada	$126,400	$9,535
Commercial paper	571,187	4,065
Corporate bonds	61,665	42
Collateralized debt obligations	104,367	-
	$863,619	$13,642

Securities issued or guaranteed by the Government of Canada have fixed terms to maturity ranging from three months to five years and have annual interest yields of approximately 4.2%.

Other debt securities, including commercial paper, corporate bonds and collateralized debt obligations have fixed terms to maturity ranging from three months to over five years.  The annual interest yield on debt securities with maturities within the next five years is approximately 4.3%.  Debt securities with maturities of over five years have annual interest yields of approximately 5.2%.

The fair market value of securities owned in the banking division as at December 31, 2006 approximates $866,000,000 (2005 – $13,642,000).

At December 31, 2006, the Company’s banking subsidiary held foreign exchange contracts with a notional amount of $104,214,000 (2005 – $ nil) to manage its U.S. denominated foreign currency risks and for asset/liability management.  Foreign exchange forward contract maturities are short-term in nature and range from 30 days to one year.  At December 31, 2006, the exposure on a mark-to-market basis of all outstanding derivatives in the banking business was a liability of $2,497,000.  Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements.

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5.

CLIENT ACCOUNTS AND LOANS RECEIVABLE

	2006	2005
Securities balances, brokerage
Client accounts	$233,971	$255,223
Brokers' and dealers' balances	58,791	24,563
Securities borrowing	27,881	82,075
	320,643	361,861
Loans receivable, banking
Mortgages	111,301	3,285
Consumer loans	37	-
	111,338	3,285
	$431,981	$365,146

Mortgages and consumer loans include loans issued with both variable and fixed rates of interest.  Approximately $44,900,000 of mortgages and consumer loans receivable were issued with a variable interest rate, generating an annual effective yield in 2006 of approximately 5.1%.  Fixed rate mortgages and loans have maturity dates ranging from three months to five years and an annualized effective interest yield of approximately 5.2%.

6.

CORPORATE INVESTMENTS

					2006		2005
	Year end		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total
Equity Accounted Investments
Breakwater Resources Ltd. (a)	18%	$60,417	$-	$-	$60,417	18%	$31,166
Dundee Precious Metals Inc.	21%	78,092	-	-	78,092	21%	63,177
Dundee Real Estate Investment Trust (b)	20%	174,470	-	-	174,470	31%	149,305
Other		4,274	4,090	-	8,364		6,703
Marketable Securities		83,929	-	-	83,929		75,945
Other Portfolio Investments		26,920	9,987	33,322	70,229		54,677
		$428,102	$14,077	$33,322	$475,501		$380,973

(a)

Book value and year end ownership are reported before considering ownership of 30,801,000 warrants to acquire additional shares of Breakwater Resources Ltd. at $0.20 per share (note 23).

(b)

Approximately 99% of the Company’s interest in Dundee REIT is held through units of Dundee Properties Limited Partnership with the remainder in publicly-traded REIT units.  These limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures issued in June 2005 (note 12), the Company has placed approximately 3,000,000 units of Dundee Properties Limited Partnership into escrow, which exceeds the exchangeable units outstanding.

Corporate Investments by Business Segment

	2006	2005
Real estate	$174,470	$149,305
Resources	184,925	116,489
Other investments, including marketable securities	116,106	115,179
	$475,501	$380,973

The estimated fair value of corporate investments as at December 31, 2006, approximates $853,389,000 (2005 - $567,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

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Investment Income

	2006	2005
Interest, dividends and foreign exchange	$6,717	$7,171
Realized investment gains, net	30,794	21,034
	37,511	28,205
Share of earnings of equity accounted investments	50,337	8,044
Gains from dilutions of interest in equity accounted investments	36,657	9,480
	86,994	17,524
	$124,505	$45,729

7.

DEFERRED SALES COMMISSIONS

	2006	2005
Deferred sales commissions, beginning of year	$141,337	$109,912
Commissions funded during the year	87,981	75,323
Amortization during the year	(54,392)	(43,898)
Deferred sales commissions, end of year	$174,926	$141,337

8.

CAPITAL, REAL ESTATE AND OTHER ASSETS

			2006	2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Real estate assets	$383,294	$9,334	$373,960	$229,055
Oil and gas properties	64,431	676	63,755	55,089
Capital and other assets	150,434	81,470	68,964	51,972
	$598,159	$91,480	$506,679	$336,116

Real Estate Assets by Type

	2006	2005
Land under development	$55,363	$32,327
Land held for development	126,243	55,803
Housing and condominiums	90,025	52,749
Revenue properties	102,329	88,176
	$373,960	$229,055

Interest capitalized to real estate assets under development during 2006 amounted to $3,254,000 (2005 – $2,475,000)

Oil and Gas Properties by Geographic Area

	2006	2005
Spain	$43,160	$36,232
Tunisia	20,595	18,857
	$63,755	$55,089

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During 2006, Dundee Wealth entered into a lease of office space and incurred leasehold improvement costs of $13,908,000.  These costs are being amortized on a straight-line basis over the 15 year lease term.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

			2006	2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$347,719	$ -	$347,719	$346,747
Investment management contracts	71,377	-	71,377	71,377
Funds under administration	21,739	6,115	15,624	17,663
Customer relationships (note 2)	6,651	777	5,874	-
Bank license	1,439	-	1,439	1,439
	$448,925	$6,892	$442,033	$437,226

10.

BANK INDEBTEDNESS

Dundee Wealth’s brokerage subsidiary may borrow up to a maximum of $225,000,000 pursuant to call loan facilities established with two Canadian chartered banks, primarily to facilitate the securities settlement process for both client and proprietary securities transactions.  Amounts borrowed pursuant to these facilities are collateralized by either unpaid client securities or securities owned by the subsidiary.  At December 31, 2006, the subsidiary had $49,659,000 (2005 – $33,169,000) outstanding pursuant to these facilities.  During 2006, the subsidiary paid interest on the outstanding call loan balance at interest rates between 4.00% and 5.00% on Canadian funds (2005 – between 3.25% and 4.00%) and between 4.75% and 5.75% on U.S. funds (2005 – between 2.75% and 4.75%).

11.

CLIENT DEPOSITS AND RELATED LIABILITIES

	2006	2005
Securities balances, brokerage
Client accounts	$206,994	$281,481
Brokers' and dealers' balances	57,872	68,410
	264,866	349,891
Deposit products, banking
High yield savings	33,488	16,398
30-364 day redeemable GIC	5,485	8,395
1-5 year redeemable GIC	51,053	15,030
Investment savings account	841,299	-
Other	4,842	23,666
	936,167	63,489
	$1,201,033	$413,380

Banking deposits in high yield savings, short-term guaranteed investment certificates and in investment savings accounts had annualized effective yields in 2006 ranging from 3.9% to 4.2%.  Longer term deposits in guaranteed investment certificates with maturities ranging from one to five years had annualized effective yields in 2006 of approximately 4.3%.

DUNDEE CORPORATION	21

12.

CORPORATE DEBT

	2006	2005
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$-	$149,920
$65.4 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	82,186	95,000
$100 million - revolving term credit facility due August 31, 2007	92,492	83,591
Other	773	773
Subsidiaries
$100 million - revolving term credit facility, Dundee Realty due February 24, 2008	68,311	-
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth due May 30, 2007	20,230	3,300
Mandatorily redeemable preferred shares of Dundee Wealth	-	10,000
Real estate debt, Dundee Realty	156,494	121,168
Income trusts, subsidiary of Dundee Wealth	3,579	8,313
Other	91	1,035
	$424,156	$473,100

$150,000,000 - 6.70% Senior Debentures

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the “Debentures”).  The Debentures paid interest at 6.70% per annum, semi-annually in arrears on March 24 and September 24 of each year.  The Debentures were redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%.

On August 8, 2006, the Company redeemed the Debentures for an aggregate cash redemption value of $157,026,000, which included principal, an early redemption premium and accrued and unpaid interest to the date of redemption.  The redemption was funded primarily with the proceeds from the Company’s offering of First Preference Shares, Series 1 (note 13).

$65,365,000 - 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, the Company issued 100,000 exchangeable unsecured subordinated debentures with a par value of $1,000 for aggregate proceeds of $100,000,000 (the “Exchangeable Debentures”).  The Exchangeable Debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each Exchangeable Debenture may be exchanged, at the option of the holder for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.  Except in certain circumstances which are described below, the Exchangeable Debentures are not redeemable prior to June 30, 2009.  On or after June 30, 2009, but prior to June 30, 2011, the Exchangeable Debentures may be redeemed at par plus accrued and unpaid interest, provided that the market price per Dundee REIT unit is not less than $37.187.  On or after June 30, 2011 and prior to maturity, the Exchangeable Debentures are redeemable at par plus accrued interest.  The Company may elect to satisfy its obligation at redemption or at maturity of the Exchangeable Debentures by delivering units of Dundee REIT.

In the event of a change of control in Dundee REIT, holders have the right to require the Company to redeem the Exchangeable Debentures at 101% plus accrued and unpaid interest and the Company will have the right to redeem the Exchangeable Debentures at a specified percentage of the principal amount (106% in the twelve months commencing June 30, 2005, declining by 1% per year thereafter) plus accrued and unpaid interest.  In order to satisfy the exchange feature, the Company has placed approximately 3,000,000 units of DPLP into escrow, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

In accordance with Canadian GAAP, the carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The

DUNDEE CORPORATION	22

market value is determined based on the quoted market value of the Dundee REIT units at each period end.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments will be recorded in consolidated net earnings even though the Company would continue to hold the offsetting Dundee REIT investment.  As a result, the Company’s net earnings may vary significantly from period to period.

As at December 31, 2006, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures was $84,919,000 (2005 – the fair value approximated their carrying value) and accordingly, the Company recognized an unrealized loss in respect of the Exchangeable Debentures of $19,554,000 (2005 – nil).

During 2006, $34,635,000 of Exchangeable Debentures were surrendered for exchange in accordance with their terms.  In settlement, the Company delivered 1,164,189 Dundee REIT units and recognized an associated gain on disposition of the Dundee REIT units of $4,588,000, being the difference between $29.75 per unit and the book value per unit.

As at December 31, 2006, Dundee Wealth’s brokerage subsidiary held 2,733 (2005 – 5,000) Exchangeable Debentures with a face value of $2,733,000 (2005 - $5,000,000).  In accordance with Canadian GAAP, the Exchangeable Debentures held by the brokerage subsidiary of Dundee Wealth, which would otherwise have been included in securities owned, brokerage, have been eliminated in the consolidated financial statements

Costs associated with the issue of the Exchangeable Debentures of $5,092,000 are being amortized to earnings over the term of the Exchangeable Debentures.

$100,000,000 - Revolving Term Credit Facility, Corporate

In the third quarter of 2006, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its Debentures.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either a Canadian chartered bank’s prime lending rate, or Corporate Banker’s Acceptance rate plus 0.85%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.  At December 31, 2006, $92,492,000 (2005 – $83,591,000) had been borrowed pursuant to the credit facility.

$100,000,000 Revolving Term Credit Facility, Dundee Realty

In the third quarter of 2006, Dundee Realty increased the limit on its revolving term credit facility with a Canadian chartered bank from $50,000,000 to $100,000,000.  The facility bears interest at prime plus 0.5% or at banker’s acceptance rates plus 2%.  The facility expires on February 24, 2008 and is secured by a general security agreement and a first charge against certain properties in Western Canada.  At December 31, 2006, $68,311,000 (2005 – nil) had been borrowed pursuant to the credit facility.

$22,300,000 – Revolving Term Credit Facility, Subsidiary of Dundee Wealth

On May 31, 2006, Dundee Wealth’s subsidiary renewed its revolving term credit facility with a Canadian chartered bank.  The facility was subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum.  At December 31, 2006, the subsidiary had borrowed $20,230,000 (2005 – $3,300,000) pursuant to the credit agreement.

The revolving term credit facility was terminated on February 15, 2007 as a condition precedent to the establishment of a $350,000,000 credit facility as further detailed below.

$350,000,000 – Credit Facility Established Subsequent to December 31, 2006, Dundee Wealth

On February 15, 2007, Dundee Wealth established a revolving credit facility for a maximum of $350,000,000 with a Canadian chartered bank.  The facility bears interest, at Dundee Wealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

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The credit facility is secured by a general security interest over all the assets of Dundee Wealth and certain of its subsidiaries.  If not extended by mutual agreement, the facility will convert into a non-revolving credit facility in February 2008 and all amounts borrowed pursuant to the facility will be repayable four years after the date of the conversion to a non-revolving credit facility.

The facility is subject to certain covenants, including minimum levels of assets under management and earnings, restrictions on the existence of secured indebtedness, and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

Mandatorily Redeemable Preferred Shares of Dundee Wealth

On November 28, 2005, Dundee Wealth issued $10,000,000 of preferred shares in connection with the acquisition of KL Nova (note 2).  In the first quarter of 2006, Dundee Wealth exercised its conversion right and converted the preference shares outstanding to common shares of Dundee Wealth issued from its treasury.

Real Estate Debt

Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages and term debt are secured by charges on specific revenue properties.  Land mortgages and housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  In 2006, Dundee Realty incurred a weighted average interest rate of 5.24% (2005 – 4.42%) on fixed rate debt and 6.07% (2005 – 7.16%) on variable rate debt.  Fixed rate debt matures between 2007 and 2017.  Variable rate debt matures between 2007 and 2016.

The scheduled principal repayments and debt maturities in respect of real estate debt are as follows:

		Land	Housing
Principal Repayments due in:	Mortgages	Mortgages	Advances	Total
2007	$6,996	$19,495	$43,189	$69,680
2008	1,932	10,830	-	12,762
2009	1,703	4,832	-	6,535
2010	1,918	575	-	2,493
2011	1,881	-	-	1,881
2012 and Thereafter	62,191	3,750	-	65,941
Total	$76,621	$39,482	$43,189	159,292
Less: Mark to Market Adjustment				(2,798)
As at December 31, 2006				$156,494

Income Trusts

Infinity Income Trust (“Infinity”) and Multi-Fund Income Trust (“Multi-Fund”) were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 and February 26, 1998 and between August 1, 1997 and July 17, 1998, respectively.

In June 2006, a subsidiary of Dundee Wealth paid $1,003,000 in full settlement of amounts owing to Multi-Fund Income Trust and realized a gain of $3,231,000.  The gain was included in investment income in the second quarter of 2006.  Amounts owing as at December 31, 2006 and 2005 are detailed below:

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	2006	2005
Secured notes, interest at 5% per annum	$1,852	$4,779
Participation certificates, non-interest bearing	1,727	3,534
	$3,579	$8,313

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by Infinity (“Trust Units”) is applied against amounts outstanding.  Repayments will be applied first to the interest, then to the secured notes and finally to the participation certificates.  In the event that the monthly management fee ceded to Infinity is insufficient to repay the secured notes and the participation certificates by April 2013, any amounts then outstanding will not be required to be repaid.  The secured notes are secured by a general security interest in the management contracts in respect of certain mutual funds managed by a subsidiary of Dundee Wealth.

13.

PREFERENCE SHARES

Authorized

The Company is authorized to issue an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

Preference Shares

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

Issued

On June 22, 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 (“Series 1 Shares”) at a price of $25 per Series 1 Share.  The Series 1 Shares rank in priority to the Class A subordinate voting shares (“Subordinate Shares”) and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Series 1 Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 5.00% per annum, payable quarterly.  The Series 1 Shares are generally non-voting, except in limited circumstances.

The Series 1 Shares may be redeemed, at the option of the Company, at any time after June 30, 2006 at a price per Series 1 Share which declines over time in accordance with the terms of the Series 1 Shares from $27.25 per Series 1 Share if such share is redeemed prior to June 30, 2007 to $25.00 per Series 1 Share if such share is redeemed after June 30, 2015 (the “Redemption Price Schedule”).

The Company may convert the Series 1 Shares to Subordinate Shares of the Company (the “Conversion Option”) at any time after June 30, 2006, subject to regulatory approval.  The Series 1 Shares will be converted on the basis of one

DUNDEE CORPORATION	25

Series 1 Share for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.

Any redemption or conversion of the Series 1 Shares prior to June 30, 2011 is limited to circumstances where the Series 1 Shares are entitled to vote separately as a class or series by law.

The Company may, at any time, purchase the Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.

Series 1 Shares are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per Series 1 Share.

14.

SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Subordinate Shares and an unlimited number of Class B Shares.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

Contributed Surplus

During 2006, the Company increased contributed surplus by $1,613,000 (2005 – $1,560,000) relating to stock compensation arrangements under its share option plan and deferred share unit plan (note 15).

Substantial Issuer Bid

On December 12, 2005, the Company announced a substantial issuer bid to purchase up to 2,500,000 Subordinate Shares for cash, subject to certain conditions (“the Offer”).  The Offer expired on February 6, 2006.  An aggregate of 71,412 Subordinate Shares with a stated value of $845,000 were redeemed and subsequently cancelled.  The Company paid $29.50 per share or an aggregate of $2,107,000 to retire the shares.  The excess of the cancellation price of $1,262,000 over the value of stated capital has been recorded as a reduction to retained earnings.  In 2006, transaction costs of $421,000 were incurred in respect of the Offer and were recorded as a further reduction to retained earnings.

DUNDEE CORPORATION	26

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2004	24,195,116	$281,988	1,048,439	$8,232	25,243,555	$290,220
Issued (redeemed) during the year
ended December 31, 2005
Redeemed pursuant to issuer bids	(311,945)	(3,687)	-	-	(311,945)	(3,687)
Issuance of shares under the
share incentive plan	9,777	275	-	-	9,777	275
Options exercised	15,000	194	-	-	15,000	194
Conversion from Class B Shares
to Subordinate Shares	23	-	(23)	-	-	-
Total Share Capital
Outstanding December 31, 2005	23,907,971	$278,770	1,048,416	$8,232	24,956,387	$287,002
Issued (redeemed) during the year
ended December 31, 2006
Redeemed pursuant to issuer bids	(71,412)	(845)	-	-	(71,412)	(845)
Issuance of shares under the
share incentive plan	10,453	349	-	-	10,453	349
Options exercised	205,646	3,343	-	-	205,646	3,343
Conversion from Class B Shares
to Subordinate Shares	8,087	62	(8,087)	(62)	-	-
Total Share Capital
Outstanding December 31, 2006	24,060,745	$281,679	1,040,329	$8,170	25,101,074	$289,849

15.

STOCK BASED COMPENSATION

Share Purchase Plan

Under the Company’s share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury.  The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

In 2006, eligible participants contributed an aggregate of $175,000 (2005 – $230,000) to the share purchase plan and received 6,660 (2005 – 9,777) Subordinate Shares issued from treasury.  The Company recognized associated compensation expense of $175,000 (2005 – $230,000) of which $85,000 (2005 – $185,000) was used to purchase Subordinate Shares in the open market for distribution to eligible participants and $90,000 (2005 – $45,000) was used to issue Subordinate Shares from treasury.

As at December 31, 2006, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 354,884 Subordinate Shares were issued since the plan’s inception and 305,116 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Bonus Plan

The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan.  There were no shares issued under the share bonus plan arrangement during 2006 or 2005.

As at December 31, 2006, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 72,000 Subordinate Shares were issued since the plan’s inception and 428,000 Subordinate Shares remain available for issuance from treasury.

Share Option Plan

Under the terms of the Company’s share option plan, the Company may issue options to eligible participants to purchase Subordinate Shares from treasury.  The exercise price per option may not be less than the closing price of the

DUNDEE CORPORATION	27

Subordinate Shares as quoted on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinate Shares on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

The total number of share options cannot exceed 4,000,000.  Options to purchase 1,394,548 Subordinate Shares of the Company were outstanding as at December 31, 2006 and 1,302,647 Subordinate Shares remain available for grant under the share option plan.

Stock options granted after December 31, 2002 are accounted for using the fair value method.  No options were granted in 2006.  Fair values of options granted during 2005 were determined on the date of grant, using an option pricing model with the following assumptions:

For the year ended December 31,	2005
Risk-free interest rate	3.65%
Expected dividend yield	-
Volatility factor	23.54%
Expected life of the option	5.5 years

A summary of the status of the Company’s share option plan as at December 31, 2006 and 2005, and the changes during the years then ended, is as follows:

		2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	1,892,000	$19.76	1,977,500	$19.30
Granted	-	$-	29,500	$27.68
Exercised	(205,646)	$16.26	(15,000)	$12.90
Cancelled	(291,806)	$18.58	(100,000)	$14.00
Outstanding, end of year	1,394,548	$20.53	1,892,000	$19.76
Exercisable, end of year	1,096,548	$18.71	1,438,500	$17.32

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$13.15 to $14.50	379,344	$14.36	2.48	379,344
$14.60 to $16.25	399,704	$14.91	3.33	392,704
$27.25 to $29.60	574,000	$27.51	2.56	283,000
$34.25 to $40.75	41,500	$34.48	0.88	41,500

Deferred Share Unit Plan

The Company has established a deferred share unit plan (“DSUP”) for eligible participants.  The Compensation Committee of the Board of Directors administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

DUNDEE CORPORATION	28

During 2006, the Company issued 15,087 (2005 – 16,665) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share on retirement.  In addition, an aggregate of 3,793 deferred share units were tendered for redemption.  The redemption was satisfied by the issuance of 3,793 Subordinate Shares.  During 2006, the Company recognized compensation expense of $598,000 (2005 – $468,000) in respect of these units.

The total number of deferred share units cannot exceed 500,000.  Deferred share units to purchase 108,617 Subordinate Shares of the Company were outstanding as at December 31, 2006 and 387,590 Subordinate Shares remain available for grant under the DSUP.

Share Incentive Plans and other Stock Based Plans of Dundee Wealth

Dundee Wealth has established share incentive plans for its employees, financial advisors, consultants, officers and directors and those of its subsidiaries.  These share incentive plans consist of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  Additionally, Dundee Wealth has established a reserved share plan as further incentive under certain business acquisitions and it has established a deferred share unit plan.  During 2006, Dundee Wealth recognized stock based compensation expense of $14,327,000 (2005 - $12,523,000) in respect of these share incentive arrangements.  As at December 31, 2006, Dundee Wealth had granted 8,673,035 (2005 – 8,587,813) options at a weighted average exercise price of $8.49 (2005 - $8.17) of which 5,548,868 (2005 – 5,086,728) were exercisable at December 31, 2006.  In addition, Dundee Wealth had issued 1,340,643 (2005 – 1,459,210) options in respect of an acquisition completed in December 2003 of which 539,109 (2005 – 291,842) were exercisable at December 31, 2006.  At December 31, 2006, Dundee Wealth had granted awards for the future issuance of 2,312,740 common shares of Dundee Wealth, which issuance is conditional on meeting certain criteria, and it had granted an aggregate of 511,546 deferred share units.

Stock Option Plan of Eurogas

Eurogas has established a stock option plan for its directors, officers and employees.  As at December 31, 2006, Eurogas had granted 4,605,000 (2005 – 4,700,000) options at a weighted average exercise price of $1.10 (2005 – $0.72) of which 2,536,667 (2005 –3,066,667) stock options were exercisable at December 31, 2006.  In addition, Eurogas issued 70,000 awards pursuant to its deferred share unit plan.  Compensation expense of $919,000 (2005 – $574,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.

Stock Based Compensation, Dundee Realty

As part of the restructuring of Dundee Realty completed in 2006 (note 2), the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During 2006, Dundee Realty realized stock based compensation expense of $219,000 in respect of option arrangements.

DUNDEE CORPORATION	29

16.

CONTINGENCIES AND COMMITMENTS

Lease Commitments

The Company and its subsidiaries have lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2007	$17,210
2008	13,627
2009	11,391
2010	9,912
2011	8,157
Thereafter	66,340
$126,637

In 2006, Dundee Wealth entered into a lease of office space in downtown Toronto, Ontario.  The lease commenced January 1, 2007 and has a minimum lease term of 15 years.  Future minimum lease payments, exclusive of any operating costs and realty taxes, are $86,132,000 in aggregate and have been included in the table above.

Distribution Agreements

Certain of Dundee Wealth's subsidiaries have previously arranged for the Company and certain third-party limited partnerships to act as distributors of their mutual funds and by arranging the financing of deferred sales commissions on these mutual funds for a finite period of time for which the subsidiaries pay a distribution fee calculated as 0.15% to 1.00% per annum of the net asset value of the related mutual fund units.  These distribution agreements have a finite life and will expire between December 2011 and December 2016.

Skeena Capital Trust (“Skeena”)

Skeena is the special purpose vehicle through which Dundee Wealth’s structured notes have been issued.  It has been established for the purpose of purchasing or otherwise acquiring certain eligible assets and financing such activities wholly or partially with borrowed funds, including through the issuance of certain notes to the public by way of an offering memorandum.  A subsidiary of Dundee Wealth has deposited $4,964,000 to a segregated reserve account that will be available to support, in certain circumstances, unanticipated operating expenses, increased funding costs, or other administrative costs and expenses associated with the issuance of the notes.  The subsidiary has committed to increase such funding once conduit outstandings exceed $2,000,000,000 at a rate of ten basis points per $100,000,000 of additional notes issued, subject to a maximum of $10,000,000.  The $4,964,000 deposit has been included as “cash collateral, structured notes” on the Company’s consolidated balance sheet.

Shareholders’ Agreements

Dundee Wealth entered into a shareholders’ agreement with the non-controlling shareholder of its subsidiary, DWM Inc. (“DWM”).  As part of that agreement, the non-controlling shareholder had the right, in certain circumstances, to require the Company, Dundee Wealth or DWM to acquire its interest in DWM at fair market value to be determined through an independent valuation process.  The right was exercised by the non-controlling shareholder in December 2006 and, in February 2007, Dundee Wealth acquired the non-controlling interest at a negotiated amount, resulting in DWM becoming a wholly-owned subsidiary of Dundee Wealth.  The shareholders’ agreement was subsequently terminated (note 23).

The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase (note 2).

DUNDEE CORPORATION	30

Other Real Estate Commitments

Dundee Realty has the following contractual obligations:

•

Under property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement, which commenced on June 30, 2003, is five years for certain office and retail space and three years for certain industrial space.  For the year ended December 31, 2006, Dundee Realty paid $1,336,000 (2005 - $2,272,000) in respect of this rent supplement.

•

Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2006, the aggregate of such guarantees was $10,000,000 (2005 – $10,000,000).  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

•

Dundee Realty has commitments under land purchase agreements totaling $832,000 as at December 31, 2006 (2005 - $18,087,000) which will become payable in future periods upon the satisfaction of certain conditions.

•

Dundee Realty conducts its real estate activities from time to time through joint ventures with third-party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $13,655,000 as at December 31, 2006 (2005 - $13,106,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

As at and for the years ended December 31, 2006 and 2005, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table that follows.

As at December 31,	2006		2005
	Total	Proportionate	Total	Proportionate
Real estate joint ventures	Joint Ventures	Share	Joint Ventures	Share
Assets	$178,439	$73,767	$132,163	$53,096
Liabilities	99,480	43,735	61,056	26,666
Revenues		$12,638		$34,058
Expenses		(17,546)		(26,411)
		$(4,908)		$7,647
Cash flows from operating activities		$(3,082)		$3,609
Cash flows from investing activities		(5,289)		(4,349)
Cash flows from financing activities		8,069		(3,124)

Oil and Gas Commitments

On October 19, 2006, a subsidiary of Eurogas entered into an assistance contract with a leading industrial group in Spain for the development of the Castor UGS project, a project undertaken by Eurogas in respect of a permit covering an abandoned oilfield in Spain, which is suitable for development as a natural gas storage facility.  The contract is expected to take approximately six months at a contract price of approximately $460,000 per month.  Eurogas has accrued $1,122,500 for the period from October 19 to December 31, 2006.

Contingent Liabilities

A subsidiary of Dundee Wealth is named in claims for approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place in 1996 and 1997.  The Company and its subsidiaries are also defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time

DUNDEE CORPORATION	31

and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.  In the third quarter of 2006, the Company accrued $4,000,000 related to a class action for $7,000,000 which was settled in the fourth quarter of 2006.  This claim was inherited by the Company on the acquisition of a predecessor corporation in December 2003 at which time $3,000,000 was accrued.

Indemnification Agreements

The Company has agreed to indemnify its directors and officers and those of certain of its subsidiaries and to indemnify members of the Board of Governors of its managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by such individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their service.  No amount has been recorded in these consolidated financial statements with respect to these indemnifications.

Acquisition of Dundee Wealth BHC

Dundee Wealth and DWM have delivered certain commitments and support letters to various federal authorities in respect of the Bank, including an undertaking to the Canada Deposit Insurance Corporation and a non-binding support letter to the Office of the Superintendent of Financial Institutions.  In addition, Dundee Corporation has issued an undertaking to the Minister of Finance regarding certain investments, access to corporate records and the provision of financial and other information.  Dundee Wealth has agreed to abide by this undertaking as well as to indemnify Dundee Corporation in the event of non-compliance.  Dundee Wealth’s obligations to Dundee Corporation are secured by a general security agreement covering all of the assets of Dundee Wealth and those of DWM and are subordinated to those of a Canadian chartered bank pursuant to Dundee Wealth’s $350,000,000 credit facility (note 12).

Mortgage Commitments

Outstanding commitments from mortgage lending operations at December 31, 2006 to fund mortgages which have been approved but not yet drawn amount to $42,000,000 (2005 – $5,700,000).

17.

SEGMENTED INFORMATION

Financial information is presented in accordance with the following operating segments:

Wealth Management

The wealth management segment consists of the operations of Dundee Wealth and its operating subsidiaries.  The wealth management segment also includes operations from Dundee Wealth’s domestic and international banking activities.  Domestic banking activities are conducted through Dundee Bank of Canada (the “Bank”), which received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions in July 2005.  The Bank’s start-up phase lasted until September 2006, at which time the Bank began offering its products exclusively through financial advisors for the benefit of their clients.  The banking division also includes international banking operations, including Dundee Leeds, a global provider of fund administration services for the alternative investment industry.

Real Estate

The real estate segment includes the operations of Dundee Realty which owns land in Western Canada and is also active in the development of single-family homes in Saskatoon and Regina, and condominium dwellings in Ontario and in Colorado.  Land and housing activities in Dundee Realty are supplemented by a portfolio of revenue generating properties.

The real estate segment also includes the Company’s 20% interest in Dundee REIT which is focused on owning and acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.

DUNDEE CORPORATION	32

Resources

Activities in the resources segment are carried out through Dundee Resources which acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets in the mining and energy businesses.  Principal resource investments include a 51% interest in Eurogas, an oil and gas company which carries on exploration, development, production, acquisition and natural gas storage activities and has its primary interests in Spain and Tunisia.

The resources segment also includes activities related to the Company’s interests in Dundee Precious Metals Inc. and Breakwater Resources Ltd. which are accounted for by the equity method.  The resources segment also holds several other public and private resource companies.

Other Investments and Corporate Costs

This segment consists of the Company’s remaining public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investee company.  This segment also includes general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

		Wealth					Other Investments and
		Management		Real Estate		Resources	Corporate Costs			Intersegment		TOTAL
For the years ended December 31,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$895,183	$667,826	$206,538	$249,914	$3,806	$5,538	$18,520	$15,289	$(8,796)	$(4,906)	$1,115,251	$933,661
Expenses	751,928	608,695	169,515	199,123	5,269	2,599	38,524	28,558	(12,068)	(8,178)	953,168	830,797
OPERATING EARNINGS (LOSS)	143,255	59,131	37,023	50,791	(1,463)	2,939	(20,004)	(13,269)	3,272	3,272	162,083	102,864
Equity earnings	-	-	42,318	9,921	43,954	6,961	722	642	-	-	86,994	17,524
Investment provision	-	-	-	-	(12,041)	(226)	-	(1,868)	-	-	(12,041)	(2,094)
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	143,255	59,131	79,341	60,712	30,450	9,674	(19,282)	(14,495)	3,272	3,272	237,036	118,294
Unrealized loss on Exchangeable Debentures	-	-	-	-	-	-	(19,554)	-	-	-	(19,554)	-
Non-controlling interest	(43,732)	(14,805)	(3,988)	(5,572)	1,319	990	-	-	-	-	(46,401)	(19,387)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	99,523	44,326	75,353	55,140	31,769	10,664	(38,836)	(14,495)	3,272	3,272	171,081	98,907
Dilution gains											3,810	16,673
Income tax provision											(81,202)	(39,259)
NET EARNINGS (LOSS)	$99,523	$44,326	$75,353	$55,140	$31,769	$10,664	$(38,836)	$(14,495)	$3,272	$3,272	$93,689	$76,321

		Wealth					Other Investments and
SEGMENTED ASSETS		Management		Real Estate		Resources	Corporate Costs			Intersegment		TOTAL
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Cash and cash equivalents	$184,545	$304,852	$19,081	$29,642	$18,824	$26,200	$27,868	$43,045	$-	$ -	250,318	403,739
Goodwill	338,684	337,712	-	-	-	-	9,035	9,035	-	-	347,719	346,747
Other assets	1,890,459	779,433	664,806	503,718	252,674	174,734	143,458	144,876	-	-	2,951,397	1,602,761
TOTAL ASSETS	$2,413,688	$1,421,997	$683,887	$533,360	$271,498	$200,934	$180,361	$196,956	$-	$ -	$3,549,434	$2,353,247

DUNDEE CORPORATION	33

18.

INCOME TAXES

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2006	2005
Anticipated income tax provision based on a combined Canadian federal and provincial
statutory income tax rate of 36%	$77,748	$42,869
Non deductible expenses	17,586	2,402
Non taxable revenue	(12,692)	(3,949)
Change in valuation allowance	(2,295)	2,042
Tax benefit of change in substantively enacted tax rates	(1,997)	-
Net benefit of foreign losses not previously recognized	-	(1,148)
Net income tax (benefits) not previously recognized	1,221	(106)
Other	1,631	(2,851)
Income tax provision	$81,202	$39,259

Significant components of the Company's future income tax assets and liabilities as at December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets
Tax loss carry forwards	$55,853	$57,408
Capital assets	13,447	9,015
Non deductible reserves	7,496	8,956
Real estate assets	2,549	8,366
Accrued liabilities	4,802	4,200
Other	10,623	10,862
	94,770	98,807
Valuation allowance	(29,903)	(39,178)
	64,867	59,629
Future income tax liabilities
Deferred sales commissions	60,212	50,653
Management contracts	23,052	26,280
Investment portfolio, including equity accounted investments	36,880	21,352
Funds under administration	7,242	6,615
Oil and gas properties	2,454	2,454
Other	22,170	27,343
	152,010	134,697
Net future income tax liabilities	$87,143	$75,068

As at December 31, 2006, the Company and its subsidiaries have operating loss carry forwards of $168,197,000.  Income tax benefits associated with $84,359,000 of these losses have been recognized in the consolidated financial statements.  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2007	$12,806
2008	17,985
2009	16,634
2010	18,557
2011	-
Thereafter	102,215
$168,197

DUNDEE CORPORATION	34

19.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, related party transactions and balances as at and for the years ended December 31, 2006 and 2005 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with the Company and the Company’s affiliates, including certain of Dundee Corporation’s equity accounted investees.  Generally, transactions between Dundee Wealth, the Company and these related entities are conducted on normal market terms and are recorded at their exchange value.

During 2005, Dundee Wealth’s brokerage subsidiary sold securities at market value to the non-controlling shareholder of DWM and recognized a trading profit of $3,320,000 which has been included in the consolidated statements of operations as financial services revenue.

In the normal course of its business, Dundee Wealth’s investment management subsidiary trades securities through registered brokers for the benefit of its mutual fund clients and other discretionary client portfolios.  These transactions may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary.  These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities for the Company, for its subsidiaries and for affiliates, including equity accounted investees or fiduciary accounts managed by Dundee Wealth.

Officers, directors and employees of the Company, its subsidiaries and other related parties may make use of the facilities of Dundee Wealth’s brokerage firm, mutual fund dealer or banking subsidiaries.

Corporate Investments

As at December 31, 2006, the Company held mutual funds and other investments with a net carrying value of $85,176,000 (2005 - $78,283,000) managed by the investment management subsidiary of Dundee Wealth.  Transactions in respect of these assets are conducted on the same basis as third-party investors.  There are no trailer service fees paid in respect of these investments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2006 is $46,726,000 (2005 – $149,273,000) invested in a money market mutual fund managed by the investment management subsidiary of Dundee Wealth.

Transactions with Certain Officers of the Company

In 2005, in accordance with employment arrangements made with an officer of Dundee Realty, Dundee Realty agreed to sell 4% of its interest, net of debt, in The Distillery Historic District to such officer at Dundee Realty’s cost of approximately $365,000 and agreed to permit such executive to participate to the extent of 10% in a $5,825,000 loan made to the co-owners of The Distillery Historic District.

In 2005, Dundee Realty provided a $483,000 loan to an officer.  The loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

In prior years, the Company made loans aggregating $706,000 (2005 - $755,000) to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

DUNDEE CORPORATION	35

20.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company’s subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income and manage exposure to market risk.  Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation.  Certain of the Company’s subsidiaries are exposed to the risk that in, the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction.

The Company’s subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy.  For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins.  Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the option premium.

Certain other trading-related activities of the Company’s brokerage subsidiary are subject to the risk of counterparty non-performance.  In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.  The use of standardized industry agreements with the right of offset, coupled with the continuous mark to market monitoring of collateral value reduces credit exposure.  Right of offset agreements provide for the simultaneous netting of all outstanding transactions with a counterparty in an event of default.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment.  Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with Company policy.  The Company’s exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Various lending activities in the Company's banking operations are also subject to risks of default.  The Company has established controls and procedures to manage credit risk.  Such procedures include the review of the credit profiles of borrowers, the use of prudential lending limits, the requirements of quality collateral and regular credit monitoring.

Market Risk

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions and, to a lesser extent, foreign exchange variations.

Certain of the Company’s financial instruments, including securities owned, brokerage and securities sold short (note 3), are stated at market values with unrealized gains and losses being recorded through earnings.  These changes may materially affect future results.  Market risk arising from trading activities is managed by use of trading limits, and continuous monitoring and mark to market of trading positions.

Market risk also arises from our banking business, as our assets and liabilities are subject to variations in market value.  A number of controls and procedures are employed to manage market risk, including stress testing and market risk and stress limits.

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Interest Rate Risk

The value of certain financial instruments that are stated at market value may be subject to interest rate risk which arises from the possibility that changes in interest rates will affect the value of these financial instruments.

Structural interest rate risk in the Company’s banking activities arises from mismatches in the amount of assets and liabilities that mature or re-price at different points in time.  Exposure to adverse interest rate movements changes continuously as a result of daily business activities and risk management activities.  The Company’s banking subsidiary has established risk management strategies designed to achieve a balance between maximizing net interest income and reducing the risk to earnings from adverse movements in interest rates.

21.

CHANGES IN ACCOUNTING POLICIES

During 2006, an equity accounted investee changed its accounting policy for exploration expenditures in order to better align its policy with the majority of its peers and to facilitate industry comparisons.  The change in policy was applied retroactively.  The effect of applying the change in accounting policy to the consolidated financial statements of the Company are illustrated in the following table.

	2006	2005
Decrease in retained earnings, January 1,	$(2,319)	$(2,289)
Decrease in corporate investments	(3,685)	(2,336)
Decrease in future income tax liabilities	(462)	(17)
Decrease in retained earnings, December 31,	(3,223)	(2,319)
Decrease in share of earnings of equity accounted investees	(1,349)	(47)
Decrease in future income tax provision	(445)	(17)
Decrease in net earnings	(904)	(30)
Decrease in basic earnings per share	$(0.04)	$-
Decrease in diluted earnings per share	$(0.03)	$-

22.

FUTURE ACCOUNTING CHANGES

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”.  Also related to the issuance of these new standards is Section 3251, “Equity”.  These new standards are effective for the Company on January 1, 2007.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, and investments classified as held-to-maturity, which will be measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading will continue to be reported in earnings, while changes in the fair value of securities classified as available-for-sale will be reported within accumulated comprehensive income until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or when they are classified as derivatives.  Other financial liabilities should be measured at amortized cost on an effective yield basis.

Derivatives, including embedded derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship.  Earnings offset is available where a derivative instrument is designated as a hedge and

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meets the criteria for hedge effectiveness, but only to the extent that the hedge is effective.  Any ineffectiveness in a hedge relationship will be recognized in current earnings.  Changes in the fair value of a derivative which hedges an entity’s exposure to fluctuations in the fair value of an asset or liability due to a particular risk are recognized in earnings together with those of the respective offsetting hedged item.  However, changes in the fair value of a derivative which hedges an entity’s exposure to changing cash flows are accumulated in “other comprehensive income” until the transaction being hedged affects earnings.

Accumulated other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity on a net of tax basis.

The Company is continuing its evaluation of the impact of applying the new standards.  The Company expects that certain of its securities owned and securities sold short and certain of its corporate investments, other than those securities designated as part of the Company’s trading portfolio and investments accounted for on the equity basis, will be classified on the Company’s consolidated balance sheet as available-for-sale securities, with unrealized gains and losses recognized in other comprehensive income.  Realized and unrealized gains and losses on financial assets and liabilities in the Company’s trading portfolio will continue to be recorded in the consolidated statement of operations.  Equity accounted investees will continue to be accounted for using the equity method.

23.

SUBSEQUENT EVENTS

Step Acquisition in DWM Inc. by Dundee Wealth

In February 2007, Dundee Wealth purchased the 16.3% non-controlling interest in DWM and DWM became a wholly-owned subsidiary of Dundee Wealth.  As a result of the transaction, the shareholders’ agreement relating to DWM was terminated (note 16).

The acquisition will be accounted for as a step acquisition of Dundee Wealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, will be allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,390,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder and the value of the 11,000,000 common shares of Dundee Wealth issued to the non-controlling shareholder, based on the trading price of the shares at the time of closing.  The purchase price, as detailed in the following table, is being assigned to the assets and liabilities acquired based on information currently available and is subject to revision.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$203,150
Other net assets	125,358
Future income tax liabilities	(67,040)
$261,468
Aggregate purchase price
Cash	$154,500
Common shares	175,890
$330,390
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$68,922

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As a result of the issuance of the 11,000,000 common shares of Dundee Wealth pursuant to the step transaction, the Company’s interest in Dundee Wealth has been diluted from 63% to approximately 56%.  Accordingly, the Company’s dilution gain in respect of its investment in Dundee Wealth of approximately $56,000,000, subject to certain adjustments, will be recorded during the first quarter of 2007.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by Dundee Wealth

On March 13, 2007, Dundee Wealth issued 6,000,000 4.75% cumulative redeemable first preference shares, series 1 (“Dundee Wealth Series 1 Shares”) at a price of $25 per Dundee Wealth Series 1 Share.  These shares rank in priority to the common and special shares outstanding of Dundee Wealth and rank pari passu with the Series X Shares to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Dundee Wealth.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  The Dundee Wealth Series 1 Shares are generally non-voting, except in limited circumstances.

These shares may be redeemed at the option of Dundee Wealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the shares from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

Dundee Wealth may convert the Dundee Wealth Series 1 Shares to its common shares at any time after March 13, 2007, subject to regulatory approval.  The Dundee Wealth Series 1 Shares will be converted on the basis of one Dundee Wealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the common shares, determined in accordance with a formula.

Any redemption or conversion of the Dundee Wealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.

Dundee Wealth may, at any time, purchase the Dundee Wealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  Dundee Wealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

Share Loan Plan of Dundee Wealth

Dundee Wealth has adopted a share loan plan pursuant to which participants will be provided with a loan from Dundee Wealth with the proceeds of the loan being applied by the participant to purchase its common shares either through the public markets or to be issued from treasury, at Dundee Wealth’s option.  Shareholders of Dundee Wealth have approved the issuance of up to 5,000,000 common shares from its treasury pursuant to the terms of the plan.

The loan will be evidenced by two notes.  The first note, representing two thirds of the loan principal value, will have a 10-year term with principal payments required so that not less than 25% of the principal is repaid after five years.  The loan will be immediately repayable upon termination of employment of the participant with Dundee Wealth or its subsidiaries during the term of the loan.  The loan is interest free for the first five years and is thereafter subject to interest at normal margin lending rates.

The second note, representing one third of the aggregate principal value will be repaid on the third anniversary of the loan through the payment of a one-time bonus from Dundee Wealth to the participant, provided the participant remains associated with the Company or one of its subsidiaries throughout this three-year period.  Except in certain circumstances, the common shares may not be sold, nor the loan repaid, prior to the third anniversary.

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Subsequent to year end, Dundee Wealth extended offers to certain employees to borrow up to a maximum of $47,000,000 to purchase common shares of Dundee Wealth pursuant to its share loan plan.  Individual employees have until June 30, 2007 to accept the terms of their share loans.

Real Estate Sales by Dundee Realty

On February 15, 2007, Dundee Realty sold residential apartment buildings in Toronto, Ontario for consideration of $56,320,000 realizing a gain of approximately $6,600,000.  Real estate debt was reduced by $35,696,000 in connection with mortgages extinguished upon the completion of the sale.

Exercise of Warrants – Breakwater Resources Ltd.

Subsequent to December 31, 2006, the Company exercised 30,801,410 warrants of Breakwater Resources Ltd. at an aggregate cost of $6,160,000 or $0.20 per warrant to acquire an equal number of common shares.  As a result, the Company’s interest in Breakwater increased to approximately 24%.

DUNDEE CORPORATION	40